April 28, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: **Platinum Energy Resources, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note, though engineering comments have not been included in this letter, they will follow at the earliest practicable date. We ask that your response letter and amendment address all comments at the same time and not in separate submissions.

General

1. We note that the proposal to change the company's Certificate of Incorporation is not conditioned upon the consummation of the merger with Tandem. Please provide affirmative, clear, and concise disclosure with respect to all consequences of a failure to consummate the proposed merger with Tandem if all three proposals contained in your Preliminary Proxy are approved, specifically including, but not limited to, the following:

   Would the company be required to submit any other proposed business combinations for IPO shareholder approval?

   - Would conversion rights still be available to IPO shareholders?

   - Would the time limit within which the company is required to consummate a business combination be increased?

   - Would the company have unfettered control of the IPO proceeds currently in the Trust Account?

   Are such results consistent with the disclosure in the company's prospectus? If not, what are the consequences to the company of such an inconsistency? Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change. Also, disclose the extent to which the prospectus disclosed that the charter provision prohibiting changes in those procedures could be amended by the shareholders, despite the charter's prohibition on such changes. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

2. We note the Order of Permanent Injunction entered in the action SECURITIES AND EXCHANGE Commission v. HARSHEL REX CHAMBERS AND JACKIE ALAN CHAMBERS. Please provide an analysis of the applicability of each component of the Permanent Injunction to the transactions discussed in the preliminary proxy.

3. We note that you have structured the merger transaction without providing for sufficient funds to pay for conversion of 19.99% of the IPO shareholders to cash. How does such a structure comport with Platinum's current Certificate of

Incorporation? Is such a structure consistent with the disclosure in the company's prospectus? If not, what are the consequences to the company of such an inconsistency? Provide a legal analysis with respect to the extent to which the IPO prospectus disclosed that Platinum's management would propose a business combination that provides for less than 19.99% conversion despite the requirement of providing for 19.99% conversion, especially in light of the $500,000 deposit already paid to Tandem.

4.   We note that, in connection with the merger agreement, Platinum entered into a letter agreement with Lance Duncan pursuant to which Platinum agreed to pay Mr. Duncan a broker's fee of $3.0 million for services rendered in connection with the merger, including introduction of the parties, facilitation of the negotiations among the parties and rescission and cancellation of all of Mr. Duncan's and his affiliate's common stock holdings in Tandem. We also note that, pursuant to the letter agreement, Platinum has also agreed to issue to Mr. Duncan over an 18-month period following the consummation of the merger restricted shares of Platinum common stock valued at $5.0 million in consideration of continued consulting services. Please advise the Staff whether Mr. Duncan is registered as a Broker-Dealer and, if not, why it was not necessary for him to do so. Additionally, in light of Mr. Duncan's pre-existing relationship and affiliation with Tandem, discuss what impact, if any, such relationship had on whether the compensation paid to Mr. Duncan is more favorable than that available from an unrelated party; and include a discussion of such pre-existing relationship in the discussion of certain relationships and conflicts of interest in the proxy statement.

5.   Please provide the Staff with copies of all agreements relating to the share exchange transaction between Tim Culp and Pacific Medical Group, Inc. referenced on page 7, the Tandem Acquisitions referenced on page 76, and any other related transaction, including all schedules, annexes, and exhibits.

6.   Please provide the Staff with copies of all agreements relating any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group, Inc. after 1996, including all schedules, annexes, and exhibits.

7.   We note that the merger between Platinum and Tandem will be "accomplished through an exchange of all the issued and outstanding shares of capital stock of Tandem for cash." Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of

1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. See letter to Ken Worm dated January 21, 2000. Revise your Preliminary Proxy in order to provide adequate disclosure setting forth this position and how it applies to the shares of Tandem Energy Holdings, Inc.

8.   We note your use of the terms "estimated" and "proved" in conjunction with one another throughout your proxy statement (e.g., "estimated net proved reserves" " estimated proved reserves").

We also note your definition of "Proved reserves" as being "The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. For a complete definition of 'proved reserves,' please refer to Rule 4-10(a)(2) of Regulation S-X, as promulgated under the Securities Act of 1933, as amended."

Please provide a definition for "Proved Reserves" without incorporation by reference.

Additionally, at every instance of such conjunctive use of both "proved" and "estimated" throughout your document, clarify specifically how one may have both "proved" and yet "estimated" reserves in the context of such use.

We may have further comment.

9.   Provide the Staff with copies of all schedules, exhibits, and annexes to the Agreement and Plan of Merger. Provide an analysis under the Securities laws as to why they were not filed with the rest of the document when attached to your January 31, 2006 Form 8-K.

<u>Notice of Special Meeting</u>

10.   We note your statement that, "If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the amendment proposal but will have no effect on the merger proposal or the incentive compensation plan proposal." Please reconcile with your statement on page 10 that "Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of votes 'AGAINST' the merger proposal, the amendment proposal and the incentive compensation plan proposal."

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 7

11.   Clarify whether part of the $105,408,000 you disclose on page 7 will be used to pay
        $3 million to Lance Duncan pursuant to the letter agreement of January 25, 2006.
        Specify the amount that will remain for "working capital" if full consideration is paid
        for the Tandem shares and $3 million is paid to Mr. Duncan.

Tandem, page 7

12.   Affirmatively disclose whether Harshel Rex Chambers or Jackie Alan Chambers have
        sold any shares of Pacific Medical Group, Inc. or Tandem Energy Holdings, Inc. and,
        if so, provide the Staff with the dates of such sales, the parties to whom sold, and an
        analysis as to the basis for exemption from Section 5 of the Securities Act of 1933.

13.   Disclose the month in which Tim Culp became a significant shareholder of Pacific
        Medical Group.

14.   Disclose the dates on which each of the other "Major Shareholders" (as defined in the
        Merger Agreement) became shareholders of Pacific Medical Group, Inc. or its
        successor.

15.   With respect to each of the Major Shareholders, please advise the Staff of the
        amounts and dates of each acquisition of their shares in Pacific Medical Group, Inc.
        or its successor, along with copies of all agreements, including all schedules, exhibits,
        and annexes, representing such acquisitions.

16.   Disclose the date Pacific Medical Group, Inc. entered into agreements to purchase
        both Tandem Energy Corporation and the "substantial" portion of the oil and gas
        interests owned by Shamrock Energy Corporation.

17.   Disclose the percentage of Pacific Medical Group assets represented by each of the
        Tandem Energy Corporation and Shamrock Acquisitions as of March 1, 2005.

18.   Disclose that the sole shareholder of Tandem Energy Corporation also owned two-thirds of Shamrock.

19.   Disclose all of the owner(s) of Shamrock.

Introduction of Tandem to Platinum

20.   Include a section in your summary relating to the circumstances surrounding the introduction of Tandem to Platinum, clarified with dates.

21.   Disclose all connections, associations, and affiliations between Mark Nordlicht and William J. Ritger.

22.   Disclose all connections, associations, and affiliations, past and present, between William J. Ritger and Tandem, including its predecessors and affiliates.

23.   If true, disclose that Mr. Ritger is an owner of Tandem. Provide the Staff with copies of all agreements between Mr. Ritger and Tandem, its predecessors, and affiliates.

24.   Disclose whether, as an "equity analyst, "Mr. Ritger issues "Research Reports" on Tandem Energy Holdings, Inc.

25.   Disclose all connections, associations, and affiliations, past and present, between Howard Crosby and Tandem, including its predecessors and affiliates.

26.   Disclose all connections, associations, and affiliations between Mark Nordlicht and Howard Crosby.

27.   Disclose all connections, associations, and affiliations between William J. Ritger and Howard Crosby.

The Merger, page 8

28.   Disclose how the merger may be effected so that Tandem will become a wholly-owned subsidiary of Platinum, especially in light of the several prior shareholder bases of Tandem.

The Platinum Energy Resources, Inc. 2006 Long-Term Incentive Plan, page 8

29.   We note that the letter agreement with Lance Duncan provides for issuance of $5 million worth of Platinum stock. Disclose whether any of such shares will be issued pursuant to the 2006 Plan.

Platinum's Recommendations to Stockholders; Reasons for the Merger, page 8

30.   We note your disclosure that "The board of directors of Platinum has determined that the merger and the transactions contemplated thereby are fair to and in the best interests of Platinum and its stockholders. In reaching its decision with respect to the merger and the transactions contemplated thereby, the board of directors of Platinum reviewed various industry and financial data and the due diligence and evaluation materials provided by Tandem in order to determine that the consideration to be paid to the Tandem stockholders was reasonable."

We note that you disclose on page 33 that:

- "Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem's properties, including Tandem's belief that there were substantial reserves expected beyond the proved reserves in the Williamson report;" and

- "The amount of merger consideration was determined based, among other things, on Mr. Duncan's representations regarding Tandem's potential for significant additional reserves."

Please disclose the representations provided by Mr. Duncan regarding Tandem's potential for significant additional reserves. Also, please discuss how the board determined that the amount of merger consideration should be based on oral representations instead of engineering reports.

31.   Advise the Staff of the total number of reports prepared by Williamson Petroleum
        Consultants with respect to the assets currently owned by Tandem. Provide copies of
        such reports to the Staff.

32.   Disclose the date on which the Platinum board approved the amount of consideration
        to be paid for the Tandem shares.

33.   We note your disclosure that "Tandem stockholders who purchased their shares
        directly from Tandem or through brokers or dealers in open market transactions, thus
        giving those stockholders $4.50 per share." Please discuss how the board determined
        that $4.50 was a reasonable amount to pay for shares that were trading at
        approximately $2.00 per share at the time the merger was announced.

34.   We note your disclosure that "Platinum has received an opinion from C.K. Cooper &
        Company, Inc. that, in its opinion, the merger consideration to be paid by Platinum is
        fair to Platinum's stockholders from a financial point of view."

        We also note that the opinion from C.K. Cooper was based on an independent
        engineering report commissioned by the target after the merger and amount of
        consideration was announced. Please disclose the differences between the
        February 17, 2006 report prepared by Williamson Petroleum Consultants and the
        reserve report prepared by Williamson Petroleum Consultants referenced on page 33.
        Please provide the Staff with copies of both reports.

35.   Please provide the Staff with a copy of the March 31, 2005 reserve report referenced
        in Note 3 on F-13, which was apparently used to value Tandem's shares at $1.55 per
        share, inclusive of both the TEC and Shamrock properties prior to the share
        exchange.

Merger Consideration, page 9

36.   We note your disclosure that "Certain of the major stockholders of Tandem and
        certain members of management have waived their right to receive $0.40 per share so
        that it can be allocated to the other Tandem stockholders who purchased their shares
        directly from Tandem or through brokers or dealers in open market transactions, thus
        giving those stockholders $4.50 per share." Identify such shareholders and provide
        the Staff with copies of the documents that evidence their agreement.

37. Please advise the Staff whether any of the Major Shareholders of Tandem, Lance Duncan, William Ritger, Howard Crosby have ever been subject to a permanent injunction or consent decree relating to securities. If yes, disclose or advise why such disclosure is not necessary.

Approval of the Tandem Stockholders, page 9

38. We note your disclosure that "Tandem has agreed to use its best efforts and to take all steps necessary to hold a meeting of its stockholders or solicit written consents of its stockholders, as permitted by the Nevada Revised Statutes, for the purpose of obtaining approval of the merger." We also note that the State of Nevada Department of Corporations lists Tandem's corporate status as "In Default" as of August 1, 2005 and that the merger agreement recognized such default in January 2006. Please disclose the reasons for Tandem's current corporate status and why it has not been cured since August 1, 2005, especially in the period since the merger agreement was signed.

39. Please disclose how Tandem may hold a shareholder meeting if its status is currently "In Default."

40. Please disclose how all of the corporate actions taken by Tandem since August 1, 2005, especially those relating to the solicitation and negotiation of the merger agreement, were valid in light of the company's "In Default" status.

Conversion Rights, page 10

41. Reconcile the amount stated to be received if an IPO shareholder elects conversion with that provided on page 32.

42. Disclose the consequences if the company's attempts to secure a line of credit to fund conversion payments is not successful.

43. Disclose the reasons why you have structured an acquisition that provides for no more than 3.7% conversion when your certificate of incorporation would require you to provide for 19.99%.

Termination, Amendment, and Waiver, page 13

44.   Disclose the significance of March 22, 2005.

Tandem's Selected Historical Financial Information, page 15

45.   Please provide selected financial data for all periods required by Item 301(a) of
        Regulation S-K.

46.   Pursuant to Item 301 of Regulation S-K, please revise to include a separate line item
        for cash dividends declared per common share.

47.   Please revise the average sales price data to present average prices showing the
        effects of including and excluding your hedging activities.

Comparative Per Share Data, page 17

48.   Please revise to include per share data (historical and book value) for Tandem Energy
        Holdings, Inc.

Dividends, page 18

49.   We note the disclosure on page F-5 that Tandem issued dividends in the amount of
        $23,804,875 that do not appear to be discussed in this section. We note apparently
        contradictory disclosure on page 87: "Tandem has never declared or paid any
        dividends on Tandem's common stock, nor do [sic] Tandem anticipate paying cash
        dividends in the foreseeable future." Please reconcile and add disclosure to this
        section.

Risk Factors, page 19

50.   We noted in the second risk factor (on page 19) your references to Tandem's PV-10
        Value. It appears this measure (as you have defined in your glossary of terms on
        page 95) is non-GAAP. Please revise to include a GAAP measure of equal or greater
        prominence (e.g. standardized measure) and provide the minimum required

disclosures related to non-GAAP measures in Item 10 of Regulation S-K or revise to exclude references to the PV-10 Value.

51.   We note the statement on page 20: "The reserve information set forth in this proxy statement represents only estimates based on reports prepared as of December 31, 2005 by Williamson Petroleum Consultants, independent petroleum engineers." Please disclose why, if the reports by Williamson Petroleum Consultants are only estimates, the "representations regarding Tandem's potential for significant additional reserves" made by Mr. Duncan are not included in such reports.

52.   We note the disclosure on pages 26 and F-20 that: "Tandem believes that a substantial number of shares of Tandem common stock issued by one of the prior shell corporations may have been invalidly issued but could result in claims against Platinum upon consummation of the merger. These shares are not included in the outstanding shares of Tandem."

We also note the disclosure on page F-20: "Tandem believes that shares of Tandem's common stock issued by one of the prior shell corporations were invalidly issued. These shares are not included in the outstanding shares of Tandem. Management of Tandem believes that the indemnification obligations of certain Tandem stockholders contained in the merger agreement with Platinum Energy Resources, Inc., described in Note 16, adequately protect Tandem against any claims that might be made with respect to the invalidly issued shares. Based upon the foregoing, management of Tandem believes that there is no recordable or contingent liability required in Tandem's consolidated financial statements nor are these shares included in Tandem's issued and outstanding shares."

Specifically identify such shares within your Preliminary Proxy Statement and supply the Staff with a legal analysis providing the basis for their non-inclusion in the outstanding shares of Tandem.

53.   Specifically identify the "certain Tandem stockholders" providing the indemnification.

54.   In connection with the preceding two comments, disclose whether Platinum's management believes the indemnification by "certain Tandem stockholders" is sufficient, and, if so, disclose the basis for such determination, including specific reference to the limitations on such indemnification as provided in the merger agreement.

Special Meeting of Platinum Stockholders
Platinum Fairness Opinion, page 31

55.   Disclose the manner by which C.K. Cooper & Company was introduced to Platinum, including the date of first contact.

56.   Provide the Staff a copy of the dated, executed engagement letter referenced on page 31.

57.   Specify the "certain liabilities that may arise out of the rendering of the opinion" against which you have agreed to indemnify C.K. Cooper.

The Merger Proposal
Background of the Merger, page 32

58.   We note your disclosure that, of the three companies you provided a preliminary letter of intent, you decided not to proceed with the one involving a working interest in certain oil and gas properties…due to [y]our belief that although attractive, the opportunity was not appropriate…as it would not serve as a broad and solid platform for future growth." Disclose the date upon which such decision was arrived at. Also, disclose the difference between the opportunity presented by that company and the opportunity presented by the Tandem acquisition. Advise the Staff of the identity of such other company.

59.   Provide the Staff with a copy of the dated and executed December 12, 2005 confidentiality agreement with Lance Duncan.

60.   We note your description of Lance Duncan as "one of the original founders of Tandem." Please clarify and provide the basis of such statement.

61.   We note your disclosure on page 32 that "Mr. Duncan had previously met with members of Tandem's management on November 12, 2005 in Tandem's Midland, Texas offices and proposed to obtain financing for the potential sale or merger of all of the outstanding stock of Tandem… On November 28, 2005, Tandem entered into a confidentiality agreement with Mr. Duncan giving him limited authority to search for

financing sources under certain terms proposed by Tandem." Please clarify why Tandem wished to sell or dispose of all its outstanding stock only 5 months after completing the acquisition of Tandem Energy Corp and Shamrock.

62.   In connection with the preceding comment, clarify what is meant by the phrase "to obtain financing for" the potential sale or merger of all of the outstanding stock of Tandem. We note your disclosure on page 33 that "Mr. Duncan met with members of Tandem's management on December 28, 2005 and presented several proposals from various financing sources as well as Platinum's proposal to purchase all of the outstanding common stock of Tandem."

63.   Please clarify why, if Lance Duncan was one of the original founders of Tandem, he was required to execute the November 28, 2005 confidentiality agreement.

64.   Provide the Staff with a copy of the dated and executed November 28, 2005 confidentiality agreement with Lance Duncan.

65.   We note your disclosure on page 33 that the January 5, 2006 discussions "included terms relating to an independent transaction whereby Mr. Duncan, individually, would purchase certain assets from a third party, which assets would be sold to Platinum following the consummation of the merger. No letter of intent was ever executed, the parties having determined to proceed directly to a definitive merger agreement." Disclose such assets. Disclose whether an agreement was reached with Mr. Duncan and, if not, why not. If an agreement was reached, provide the Staff with copies of any and all agreements, including exhibits and schedules.

66.   To the extent not reflected in any of the Williamson reports, specifically disclose why any and all of the information relayed to Platinum with respect to "additional geological and engineering data" and "Tandem's belief that there were substantial reserves expected beyond the proved reserves in the Williamson report" was not required by Platinum to be included in any of the Williamson reports, including the one relied upon for the Fairness Opinion.

67.   We note your disclosure on page 34 that you have agreed to issue Lance Duncan $5.0 million of stock in consideration of "continued consulting services." We note that "Consulting Services" does not appear to be defined in the letter agreement attached as Exhibit 10.1 to your January 31, 2006 Form 8-K. Disclose the continued consulting services for which Lance Duncan will receive $5 million in stock.

Potential for Future Growth, page 34

68.   We note the disclosure that Tandem informed you that "it believes there are substantial additional reserves contained within its existing assets and properties." Please clarify: "additional" to what?

69.   We note the disclosure that Tandem informed you that "it was unwilling to invest the necessary capital expenditures to pursue an aggressive business plan that would involve tapping and extracting these [apparently undisclosed] oil and gas reserves." Please disclose the reasons Tandem stated for its unwillingness to invest the necessary capital. If Tandem provided no reasons, also disclose whether Platinum inquired as to the reasons. If Platinum did not inquire, disclose why it did not.

70.   We note your disclosure on page 35 that "based on its own analysis of Tandem's diverse and long-lived portfolio of proved developed reserves, its inventory of proved undeveloped drilling locations, and its acreage position in emerging resource plays, the board believes the estimates provided by Tandem to be reasonable." Please disclose how each of the stated factors is relevant to, and provides a basis for believing estimates to be reasonable.

Infrastructure and Experienced Management Team, page 35

71.   We note your disclosure on page 35: "Tandem's management team has specialized knowledge and significant experience in the oil and gas E&P industry. Because of Tandem's strong management, as well as its infrastructure, operations and drilling equipment, the board feels that Tandem can serve as an excellent platform from which to expand through both acquisition and development." With respect to each member of Tandem's management team, disclose their specific specialized knowledge and specific significant experience in the oil and gas E&P industry.

Hedging and Financing Opportunities, page 35

72.   We note your disclosure that a written fairness opinion had not been rendered prior to the execution of the merger agreement. Disclose why one was not rendered prior to the Board's determination to authorize the company to enter into the Merger Agreement.. Additionally, disclose why the fairness opinion relies on an engineering report prepared after the execution of the merger agreement rather than the reports issued by Williamson Petroleum prior to the execution of the merger agreement.

73.   Disclose the specific legal, financial, geological and business investigations of the business, assets, and liabilities of Tandem undertaken after execution of the merger agreement.

Fairness Opinion, page 36

74.   We note your disclosure on page 43 that C. K. Cooper, the firm that prepared your fairness opinion, and its affiliates "may actively trade in the equity securities of Platinum for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities." Affirmatively disclose all known trades made by C.K. Cooper in Platinum securities, including the dates, types of trades, and amounts.

75.   We also note your disclosure that "Platinum also agreed to reimburse C. K. Cooper for reasonable expenses and to indemnify C. K. Cooper and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement." Provide the Staff with a copy of the dated and executed agreement that evidences such indemnification.

76.   Provide the Staff a copy of the dated and executed C.K. Cooper engagement letter, if different from the agreement referenced in the preceding comment.

77.   File a copy of the full fairness opinion prepared by C.K. Cooper with your next amendment. The copy attached as Annex D appears to be only the summary.

Comparable Transaction Analysis, page 39

78.   Disclose the definition provided by C.K. Cooper for "Proved Reserves."

79.   If the definition for "Proved Reserves" includes qualifications for estimates, as you indicate are contained in the Williamson Petroleum reports, disclose why an analysis based on "Proved Reserves" is helpful.

80.   Disclose the amount to be paid per Proved BOE for Tandem as calculated by C.K. Cooper.

Discounted Cash Flow Analysis, page 40

81.   We note your disclosure that "C. K. Cooper used the remaining net present value of cash flows from proven reserves provided by consultants to Platinum and Tandem to determine a terminal value." Disclose the names of the consultants to which you refer. The Staff could not locate reference to any consultants other than Williamson Petroleum (which appear to have been retained by Tandem).

82.   If there were consultants other than Williamson Petroleum, provide the Staff with copies of their reports.

83.   If there were consultants other than Williamson Petroleum, it does not appear that they were referred to in the C.K. Cooper opinion. Disclose the reasons for their omission from such opinion.

The Merger Agreement
Covenants, page 46

84.   We note your disclosure on page 48 with respect to the amounts to be reimbursed by Platinum to Tandem "for all capital and workover-related costs and expenditures incurred by Tandem not to exceed an average of $700,000 per month for the period from January 1, 2006 to the effective time of the merger." Please disclose how such amounts will be paid in light of the amount of "working capital" left over in Platinum's Trust Account once the consideration for Tandem stock and Broker's Fees to Lance Duncan are paid.

Indemnification, page 51

85.   We note your disclosure that "Platinum has agreed to indemnify Tandem, its
        subsidiaries and the Tandem stockholders who executed the merger agreement with
        respect to any damages relating to or arising out of its transactions and agreement
        with Mr. Lance Duncan, who has acted in a facilitation capacity with respect to the
        merger, and his affiliates." Please disclose the purpose(s) of such indemnification,
        specifically identifying all known risks that may result in such indemnification. Add
        a risk factor as well.

Unaudited Pro Forma Condensed Consolidated Financial Statements For The Year Ended
December 31, 2005 (Unaudited), page 54

86.   We noted from your disclosure on page 45 (accounting treatment), as well as your
        purchase price allocation, that substantially all of the excess of purchase price of
        assets acquired over book value will be allocated to oil and gas properties. Provide a
        detailed discussion of how this accounting treatment is consistent with SFAS 141,
        particularly paragraphs 35 and 36. If the purchase price allocation is preliminary,
        significant liabilities and tangible and intangible assets likely to be recognized should
        be identified and uncertainties regarding the effects of amortization periods assigned
        to the assets should be highlighted. Please advise and revise as necessary.

87.   Disclose the component(s) of the $ 3,712,500 noted for "Closing Costs" on page 54.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Income Statement Pro Forma Notes
Note C, page 59

88.   We noted your adjustment where you have eliminated stock based compensation
        associated with transactions that will not result in recurring expense and to provide
        for continuing stock based compensation. Pro forma adjustments reflected should
        give effect to events that are directly attributable to the specific transaction, factually
        supportable, and expected to have a continuing impact. Further, it is not appropriate
        to eliminate items in arriving at pro forma results for infrequent or nonrecurring items
        included in the underlying historical financial statements for the registrant or other
        combining entities and that are not directly affected by the transaction. Please revise
        accordingly.

2006 Long-Term Incentive Plan Proposal
Background, Page 61

89.   We note your disclosure: "Platinum's 2006 Long-Term Incentive Plan has been
        approved by Platinum's board of directors and the Plan will take effect upon
        consummation of the merger, subject to the approval of our stockholders." The Staff
        could find no limitation as to effectiveness contingent upon the merger contained in
        the Plan attached as Annex C. Please disclose the basis of your statement. See
        comment one, above, with respect to consequences of the merger with Tandem not
        being consummated.

Mixon Drilling Acquisition, page 70

90.   Disclose the date(s) of the acquisition(s) described in this paragraph.

Interest Expense, page 78

91.   Disclose the reasons why interest expense increased from $28,837 in 2004 to $1.7
        million in 2005, as disclosed on page 78. Breakdown the individual components of
        the $1.7 million.

Market Price and Dividend Data for Tandem Securities, page 87

92.   We noted your disclosure in the final sentence on this page that Tandem has never
        declared or paid any dividends on Tandem's common stock, nor does Tandem
        anticipate paying cash dividends in the foreseeable future. Please reconcile this
        disclosure to Tandem's statements of stockholders' equity (F-5) where dividends to
        shareholders were $23,804,875 and $321,184 for 2005 and 2004, respectively. Please
        advise and revise to clarify.

Consolidated Financial Statements of Tandem Energy Holdings, Inc.
General

93.   Please provide statement of operations, statement of cash flows and statement of stockholders' equity for three fiscal years in accordance with Rule 3-02 and 3-04 of Regulation S-X. In this regard, revise MD&A to include a comparison of fiscal year ended December 31, 2004 to fiscal year ended December 31, 2003.

Consolidated Statement of Stockholders' Equity, F-5

94.   Please tell us in detail how you have accounted for the $23,804,875 dividends to shareholders in your financial statements, and cite the specific authoritative literature you used to support your accounting treatment. Revise Note 8 (common stock and stockholders' equity) to provide a detailed discussion of dividends declared and paid in each period presented.

Notes to Financial Statements
Note 2 – Summary of Significant Accounting Policies
General

95.   Please disclose your accounting policy for accounts receivable and allowance for doubtful accounts and disclose the allowance on the face of the balance sheet or in your notes.

Oil and Gas Properties, F-9

96.   Please expand your accounting policy disclosure to include all elements of Full Cost Accounting under Rule 4-10 of Regulation S-X (e.g. how the company has defined a cost center, the requirements of the ceiling test, costs related to production activities, other disclosures, etc.).

97.   We note that you have excluded $41.8 million of proved developed nonproducing and proved undeveloped oil and gas reserves and the related estimated future development costs. It is not clear however, how your accounting treatment is appropriate under the full cost methodology. Once proved reserves are established, there is no further justification for continued exclusion from the full cost amortization base even if other factors prevent immediate production or marketing. Please refer to Rule 4-10(c)(3)(i)(B) and Rule 4-10(c)(3)(ii)(C) and revise accordingly.

Note 3 – Significant Transactions
TEC Stock Redemption Agreement, F-13

98.   It appears from the disclosure within the statement of stockholders' equity on F-5 that the entire amount of the excess of the purchase price over the par value of the common stock retired was recorded against additional paid in capital. Please refer to the guidance in paragraph 12 of APB 6 and revise accordingly.

99.   We noted that TEC purchased and retired half of the TEC common shares outstanding at a price significantly in excess of the current market price. Please provide a detailed discussion of the applicability of FTB 85-6 as it relates to this transaction and revise if necessary.

Acquisition of Shamrock Assets by TEC, F-13

100.   Considering the significance of the acquisition of Shamrock to TEC, please provide financial statements of the acquired business under Rule 3-05 of Regulation S-X.

101.   Your disclosure indicates that TEC acquired the oil and gas properties from Shamrock Energy Corporation. This appears to be inconsistent with the terms of the acquisition, in which 7.5 million shares of Tandem stock were issued, and the disclosure in Note 15 on F-23. Please clarify and revise.

102.   Please provide us a discussion of how you determined the allocation of the purchase price related to the acquisition of Shamrock and provide the disclosures required of paragraph 51(e) of SFAS 141.

Acquisition of TEC, F-13

103.   Please clarify if the 9.2 million shares issued to the Tandem officers, directors and employees were issued prior to or after the acquisition of TEC. In addition, please provide a detailed discussion justifying the accounting for the issuance of these shares at two different market values. Cite the specific authoritative literature you used to support your accounting treatment.

Note 5 – Asset Retirement Obligation, F-15

104. It is unclear whether you have adopted the provisions of SAB 106 and whether the adoption has had an impact to your financial information. Please clarify in your filing the treatment of asset retirement obligations as they relate to your ceiling test calculations.

Note 8 – Common Stock and Stockholders' Equity, F-17

105. Please provide a detail of the shareholders and their ownership interest in Tandem prior to the acquisition of TEC.

106. It does not appear that the decrease of $29,995 in retained earning related to the recapitalization of Tandem has been reflected in the Statement of Stockholders' Equity on F-5. Please clarify and revise.

Note 14 – Oil and Gas Reserve Information, F-21

107. Please expand your disclosure to include all items required by SFAS 69. Please ensure your disclosure is consistent with Illustration 1-5 of Appendix A as written.

Financial Statements of Platinum Energy Resources, Inc.
General

108. Considering the significance of this merger transaction, please revise to include financial statement for Platinum Energy Resources.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500